UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                               CNET Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12613R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 7, 2008
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)
--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 2 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,988,497
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          1,988,497
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,988,497
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.31%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 3 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,200,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,200,000
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,200,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.45%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No.   12613R104              SCHEDULE 13D         Page 4 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,988,497
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          1,988,497
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,988,497
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.31%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No. 12613R104                SCHEDULE 13D         Page 5 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,988,497
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          1,988,497
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,988,497
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.31%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 6 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Global Select Fund Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  211,503
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          211,503
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              211,503
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              .14%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No.   12613R104              SCHEDULE 13D         Page 7 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              CGS, Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  211,503
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          211,503
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              211,503
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              .14%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 8 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg GS Holdings, Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  211,503
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          211,503
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              211,503
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              .14%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 9 of 16 Pages
----------------------------                            ------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,200,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,200,000
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,200,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |X|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.45%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 10 of 16 Pages
----------------------------                            ------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of CNET Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 235 Second Street, San Francisco, CA 94105.

ITEM 2.       IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement on Schedule 13D are Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); Castlerigg Global Select Fund Limited, a Cayman Islands exempted company ("Castlerigg Global Select"); CGS, Ltd., a Cayman Islands exempted company ("CGS"); Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company ("CGSH"); and Thomas E. Sandell ("Sandell"). Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS, CGSH and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of
Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest.

     Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. By virtue of the January 4 Agreement, as more fully described in Item 4, the Reporting Persons may be deemed to be a "group" with the Other Group Members and its affiliates for purposes of the Act. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control. The securities reported herein as being beneficially owned by each of the Reporting Persons do not include any securities held by the Other Group Members or any other person or entity other than the various accounts under each Reporting Persons' management and control.

     (b) The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for Castlerigg Global Select, CGS and CGSH is Walker House, P.O. Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address for each of SAMC and Sandell is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019.

     (c) Castlerigg International is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International invests substantially all of its assets indirectly in Castlerigg Master Investments, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings. Castlerigg Global Select is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Global Select invests substantially all of its assets indirectly in CGS, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. CGSH is the controlling shareholder of CGS and Castlerigg Global Select is the controlling shareholder of CGSH. SAMC is the discretionary investment manager of Castlerigg International, Castlerigg Holdings, Castlerigg Master Investments, Castlerigg Global Select, CGS and CGSH. Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC. Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS and CGSH (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 11 of 16 Pages
----------------------------                            ------------------------

     (d) - (e) Except as set forth below, during the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     In October 2007, SAMC, Sandell, and certain of SAMC's employees settled an enforcement matter with the Securities and Exchange Commission ("SEC") with respect to certain trades of Castlerigg Master Investments in shares of Hibernia Corporation in 2005. Without admitting or denying the SEC allegations contained in the SEC order, (i) SAMC agreed to accept relief based on charges under
Section 10(a) of the Securities Exchange Act of 1934, as amended, and Section 17(a)(2) of the Securities Act of 1933, as amended ("Securities Act") and paid a civil fine of $650,000, (ii) Sandell agreed to accept relief based on charges of aiding and abetting under Section 10(a) and Rule 10a-1 of the Exchange Act (collectively, the "Short Sale Rule") and charges under Sections 203 of the Investment Advisers Act of 1940, as amended ("Advisers Act"), and paid a civil fine of $100,000, and (iii) certain employees of SAMC agreed to accept relief based on SEC charges of aiding and abetting under the Short Sale Rule and paid smaller civil fines. SAMC was also ordered to disgorge the sum of $7,500,000 intended to approximate losses avoided by Castlerigg Master Investments. Further, each of SAMC, Sandell and certain of SAMC's employees were censured under the Advisers Act, and SAMC was enjoined from committing any future violations of Section 17(a)(2) of the Securities Act.

     (f) Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies. SAMC, Castlerigg Global Select, CGS and CGSH are Cayman Islands exempted companies. Sandell is a citizen of Sweden.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Funds for the purchase of the shares of Common Stock reported herein to be held by Castlerigg Master Investments and CGS were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $18,473,735.00 was paid to acquire the shares of Common Stock reported herein.

ITEM 4.       PURPOSE OF TRANSACTION

     The Reporting Persons acquired the shares of Common Stock in connection with SAMC's entry into an agreement dated January 4, 2008 with JANA Partners LLC ("JANA") (the "January 4 Agreement"), described below. SAMC entered into the January 4 Agreement because, among other things, it believed that the shares were undervalued and that the actions taken and proposed to be taken by SAMC, JANA and the other group members referred to herein could increase the value of such shares for the benefit of all of the Issuer's shareholders.

     On December 28, 2007, JANA delivered a notice (the "Notice") to the Issuer informing the Issuer of its intention (i) to propose two Class III nominees for election to the Board at the Issuer's 2008 Annual Meeting, (ii) to propose amendments to the bylaws of the Issuer to (A) increase the size of the Board from eight directors to 13 directors, (B) delete a bylaw provision providing that in case of any increase in the size of the Board in advance of an annual meeting of stockholders, additional directors shall be elected by the directors then in office, (C) delete a bylaw provision providing that any newly created directorships resulting from an increase in the size of the Board shall be apportioned by the Board among the three classes of directors and (D) add a bylaw provision providing that any new directorship created as a result of an increase in the number of directors may be filled with a person elected

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 12 of 16 Pages
----------------------------                            ------------------------

by the stockholders, and (iii) to propose an additional five nominees for election to the Board to occupy the new directorships created by the adoption of the bylaw amendments described in clause (ii) above. The proposed Class III nominees are Paul Gardi and Santo Politi. The nominees for the new directorships that would be created by the proposed Bylaw amendments described above are Jonathan Miller, Jaynie Studenmund, Julius Genachowski, Brian Weinstein and Giorgio Caputo.

     The Notice was accompanied by a letter from JANA (the "JANA Letter") to the Issuer in which JANA stated its view that certain provisions of the Issuer's Bylaws are either incorrectly interpreted by the Issuer and/or are either inapplicable or unenforceable under Delaware law. A copy of the JANA Letter is filed as Exhibit 1 to the Schedule 13D filed by JANA on January 7, 2007 (the "JANA Schedule 13D") and is incorporated herein by reference.

     Pursuant to the January 4 Agreement, SAMC agreed not to sell any shares of Common Stock purchased by its funds, accounts or other affiliated entities (the "Sandell Funds") until the earliest of (i) the disposition of all shares of Common Stock owned by JANA (provided that if JANA sells less than all of the shares of Common Stock owned by it, the Sandell Funds may sell a pro rata portion of any shares of Common Stock owned by them), (ii) the commencement of the Issuer's next annual meeting of shareholders and (iii) the date that JANA notifies SAMC that it has ceased to pursue any proposals to the Issuer regarding the conduct of its business. In addition, the January 4 Agreement provides that all public statements, regulatory filings, contact with management and related activities related to the Issuer will be made and conducted by JANA, following reasonable consultation with SAMC and the parties to the Amended and Restated Agreement (as defined and described below in Item 5), and further provides that SAMC shall reimburse the parties to the Amended and Restated Agreement for its pro rata share of (i) the profit participation provided for in the Amended and Restated Agreement and (ii) all reasonable third party expenses related to any proxy contest. This description of the January 4 Agreement is a summary only and is qualified by reference to the January 4 Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

     On January 7, 2008, JANA Master Fund, Ltd. (the "Plaintiff"), an affiliate of JANA, filed a Verified Complaint for Declaratory and Injunctive Relief in the Court of Chancery of the State of Delaware (the "Complaint"). The Complaint alleges that the Issuer is improperly attempting (i) to apply Article II,
Section 3 of the Issuer's By-laws to prohibit the Plaintiff from submitting its proposals for stockholder approval at the Issuer's 2008 annual meeting and (ii) to apply Article III, Section 6 of the Issuer's By-laws to prohibit the Plaintiff from submitting its director candidates for election by the stockholders at such meeting. In the Complaint, Plaintiff seeks (i) a declaration that the Issuer's interpretation of Article II, Section 3, and
Article III, Section 6 of the Issuer's By-laws (the "Disputed By-laws") is invalid as a matter of law and (ii) an order preliminarily and permanently enjoining the application of the Disputed By-laws to Plaintiff's nomination of individuals as candidates for director and to Plaintiff's proposals to be presented for stockholder approval at the Issuer's 2008 Annual Meeting. The Complaint also alleges that if the Disputed By-laws are interpreted in the manner the Issuer urges, such By-laws are invalid as a matter of law because, among other reasons, they (i) impermissibly limit the fundamental right of stockholders of the Issuer to propose and transact business and to nominate candidates for director election at an annual meeting, (ii) impermissibly treat holders of the same class of stock of the Issuer differently and unequally, and
(iii) impose an unreasonable requirement on the stockholders of the Issuer that does not further a legitimate or proper purpose. In the Complaint, Plaintiff also seeks an order compelling the Issuer to produce certain requested stocklist materials pursuant to 8 Del. C. ss. 220. A copy of the Complaint is filed as
Exhibit 2 to the JANA Schedule 13D and is incorporated herein by reference.

     On January 7, 2008, JANA issued a press release (the "Press Release") announcing, among other things, its intention to nominate seven people for election to

----------------------------                        ----------------------------
CUSIP No.  12613R104           SCHEDULE 13D         Page 13 of 16 Pages
----------------------------                        ----------------------------

the Board at the Issuer's 2008 Annual Meeting and in which Sandell expressed his support for JANA and the slate of directors. A copy of the Press Release is filed as Exhibit 3 to the JANA Schedule 13D and is incorporated herein by reference.

     On January 9, 2008, JANA issued a press release (the "JANA January 9 Press Release") (i) announcing an increase in the number of Shares beneficially owned by JANA and the Reporting Persons and (ii) addressing statements made by the Issuer regarding JANA's nomination of seven individuals to the Issuer's board of directors. A copy of the JANA January 9 Press Release is filed as Exhibit 12 to Amendment No. 1 to the JANA Schedule 13D and is incorporated herein by reference. A copy of the CNET January 7 Press Release is included as Exhibit 1 to the Schedule 14A filed by the Issuer on January 7, 2008.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a) Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 1,988,497 shares of Common Stock held by Castlerigg Master Investments, representing approximately 1.31% of the outstanding shares of Common Stock. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 211,503 shares of Common Stock held by CGS, representing approximately ..14% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a "group" by virtue of the matters discussed in Item 4, which "group" may be deemed to beneficially own an aggregate of 2,200,000 shares of Common Stock, representing approximately 1.45% of the outstanding shares of Common Stock. The percentages used herein are based upon the 151,973,545 shares of Common Stock reported to be outstanding as of October 31, 2007 by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the Securities and Exchange Commission on November 5, 2007.

     In addition, JANA entered into certain agreements with CT-100 Holdings, LLC, an entity formed and controlled by Spark Capital, L.P. and its affiliates, Alex Interactive Media, LLC, Paul Gardi and Velocity Interactive Management, LLC (collectively, with JANA, the "Other Group Members") relating to the respective parties' investments in and activities relating to the Issuer, which agreements are filed as Exhibits to the JANA Schedule 13D. By virtue of such agreements and the January 4 Agreement, the Reporting Persons and the Other Group Members may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934, which group may be deemed to have voting control over an aggregate of 18,359,355 Shares, constituting approximately 12% of the Shares outstanding.

----------------------------                        ----------------------------
CUSIP No.  12613R104           SCHEDULE 13D         Page 14 of 16 Pages
----------------------------                        ----------------------------

The Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by the Other Group Members.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,988,497 shares of Common Stock held by Castlerigg Master Investments. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 211,503 shares of Common Stock held by CGS. By virtue of the January 4 Agreement, such dispositive power may also be deemed to be shared with JANA.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto.

     (d) Except as otherwise disclosed herein, no person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments. Except as otherwise disclosed herein, no person other than CGS, CGSH, Castlerigg Global Select, SAMC and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by CGS.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As discussed in Item 4 and Item 5 herein, SAMC and JANA entered into the January 4 Agreement, as a result of which the Reporting Persons may be deemed to be a group with the Other Group Members.

     The Reporting Persons currently have contractual agreements with 2 credit counterparties: Deutsche Bank and Lehman Brothers, with regard to cash-settled equity swaps (the "Sandell Swaps") that reference shares of Common Stock. The Sandell Swaps constitute economic exposure to approximately 5,245,600 shares of Common Stock, or 3.45% of the shares of Common Stock outstanding. The Sandell Swaps have reference prices ranging from $8.5819 to $9.0768 and expiration dates ranging from January 24, 2009 to January 4, 2013. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

     In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing. The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their shares of Common Stock subject to recall at their discretion.

----------------------------                        ----------------------------
CUSIP No.  12613R104           SCHEDULE 13D         Page 15 of 16 Pages
----------------------------                        ----------------------------

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.       Material to Be Filed as Exhibits

     The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected During the Past Sixty Days

Appendix II:  Joint Filing Agreement

Appendix III: Information Regarding the Instruction C Persons

Appendix IV:  Powers of Attorney

Exhibit I:    January 4 Agreement

----------------------------                            ------------------------
CUSIP No.  12613R104               SCHEDULE 13D         Page 16 of 16 Pages
----------------------------                            ------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:   January 9, 2008

              CASTLERIGG MASTER INVESTMENTS LTD.
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              SANDELL ASSET MANAGEMENT CORP.

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG INTERNATIONAL LIMITED
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG GLOBAL SELECT FUND LIMITED
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer

              CGS, LTD.
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG GS HOLDINGS, LTD.
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              /s/ Thomas E. Sandell
              ---------------------
              Thomas E. Sandell

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

           (All Transactions were regular market transactions effected on the New York Stock Exchange)


---------------------- ----------------------------- -------------------- -----------------

       Date of              Person effecting         Amount of securities  Price per share
     transaction               transaction              Bought/(Sold)        or unit ($)

---------------------- ----------------------------- -------------------- -----------------


       1/7/2008                     CGS                      67,296              8.53

       1/7/2008        Castlerigg Master Investments        632,704              8.53

       1/8/2008                     CGS                      72,104              8.44

       1/8/2008        Castlerigg Master Investments        677,896              8.44

       1/9/2008                     CGS                      72,103              8.23

       1/9/2008        Castlerigg Master Investments        677,897              8.23


                                   APPENDIX II
                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


     Dated:   January 9, 2008

              CASTLERIGG MASTER INVESTMENTS LTD.
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              SANDELL ASSET MANAGEMENT CORP.

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG INTERNATIONAL LIMITED
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG GLOBAL SELECT FUND LIMITED
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer

              CGS, LTD.
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              CASTLERIGG GS HOLDINGS, LTD.
                By: Sandell Asset Management Corp.,
                    as investment manager

                By: /s/ Thomas E. Sandell
                    ---------------------
                    Thomas E. Sandell,
                    Chief Executive Officer


              /s/ Thomas E. Sandell
              ---------------------
              Thomas E. Sandell

                                  APPENDIX III
                 INFORMATION REGARDING THE INSTRUCTION C PERSONS


Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select have no executive officers or directors other than as follows:

Sandell serves as an executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

Martin Sklar serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

Hilmi Unver serves as a director of CGS, CGSH and Castlerigg Global Select.

To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.




                                Principal                                            Citizenship/Place of
           Name                 Occupation              Address                         Organization
           ----                 ----------              -------                         ------------

Sandell                       See Item 2               See Item 2                         See Item 2


Sandell Director              Director Services        c/o Sandell Asset                  Delaware
Services LLC                                           Management Corp.,
                                                       40 West 57th Street, 26th Floor
                                                       New York, New York 10019

Mignon                        Executive of an          Le Prince de Galles                Belgium
                              investment manager       10 Avenue de Grande-
                                                       Bretagne
                                                       MC-98000 Monte-Carlo
                                                       MONACO

Sklar                         Attorney                 c/o Kleinberg Kaplan               United States
                                                       551 Fifth Avenue
                                                       New York, New York 10176

O'Brien                       Chief Financial          40 West 57th Street,               United States
                              Officer of SAMC          26th Floor
                                                       New York, New York 10019

Gashler                       General Counsel of       40 West 57th Street,               United States
                              SAMC                     26th Floor
                                                       New York, New York 10019

Unver                         Portfolio Manager        98 rue de Saint-Jean               Switzerland
                                                       case postale 5240
                                                       CH-1211 Geneve 11
                                                       Switzerland


                                   Appendix IV
                               POWERS OF ATTORNEY


                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008         CASTLERIGG MASTER INVESTMENTS LTD.

                                     By: Sandell Asset Management Corp.
                                         its Investment Manager

                                         By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell
                                             Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008         SANDELL ASSET MANAGEMENT CORP.

                                     By: /s/ Thomas E. Sandell
                                         ------------------------------
                                         Thomas E. Sandell
                                         Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008         CASTLERIGG INTERNATIONAL LIMITED

                                     By: Sandell Asset Management Corp.

                                         its Investment Manager

                                         By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell
                                             Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008         CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                     By: Sandell Asset Management Corp.
                                         its Investment Manager

                                         By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell
                                             Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Global Select Fund, Limited, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008         CASTLERIGG GLOBAL SELECT FUND, LIMITED

                                     By: Sandell Asset Management Corp.
                                         its Investment Manager

                                         By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell
                                             Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that CGS, Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008         CGS, LTD.

                                     By: Sandell Asset Management Corp.
                                         its Investment Manager

                                         By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell
                                             Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg GS Holdings, Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008         CASTLERIGG GS HOLDINGS, LTD.

                                     By: Sandell Asset Management Corp.
                                         its Investment Manager

                                         By: /s/ Thomas E. Sandell
                                             ------------------------------
                                             Thomas E. Sandell
                                             Chief Executive Officer



                                POWER OF ATTORNEY
                                -----------------

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

     Dated:  January 9, 2008
                                     /s/ Thomas E. Sandell
                                     ------------------------------
                                     Thomas E. Sandell